[redacted]

SECU 14041393 MISSION

SEC Mail Processing Section AUG 28 2014 Washington DC 404

ANN ... ORT

FORM X-17A-5
PART III

SEC Mail Processing Section AUG 28 2014 Washington DC 404

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SEC FILE NUMBER
8- 51550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue, Suite 1100
(No. and Street)

Nashville (City) TN (State) 37203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joel D. Oertling 615-467-3514
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name - *if individual, state last, first, middle name*)

555 Great Circle Road (Address) Nashville (City) TN (State) 37228 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joel D. Oertling, Vice President of Finance, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Avondale Partners, LLC, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

V.P. Finance
Title

ANGELA C. BATES
STATE OF TENNESSEE NOTARY PUBLIC
DAVIDSON COUNTY, TENN.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION,
FORM X-17A-5, PART III
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

Filed as PUBLIC information pursuant to
Rule 17a-5(d) under the Security Exchange
Act of 1934.

KraftCPAs

Certified Public Accountants and Consultants

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION,
FORM X-17A-5, PART III
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

Filed as PUBLIC information pursuant to
Rule 17a-5(d) under the Security Exchange
Act of 1934.

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

STATEMENT OF FINANCIAL CONDITION, FORM X-17A-5, PART III AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

CONTENTS

	PAGE
FORM X-17A-5, PART III	1 - 2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENT	
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5 - 11

KraftCPAs PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of June 30, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Avondale Partners, LLC as of June 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

KraftCPAs PLLC

Nashville, Tennessee
August 26, 2014

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2014

ASSETS

Cash	$ 3,007,682
Deposit with clearing broker	1,714,451
Receivables from clients	837,991
Receivables from related parties	103,307
Marketable securities	1,128,590
Receivables from employees	50,420
Prepaid expenses and other assets	403,546
Furniture, equipment and improvements - at cost, less accumulated depreciation	142,214
TOTAL ASSETS	$ 7,388,201

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 2,342,474
Securities sold, not yet purchased, at fair value	33,408
TOTAL LIABILITIES	2,375,882
MEMBER'S EQUITY	5,012,319
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 7,388,201

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which is wholly-owned by Avondale Group, LLC, a Tennessee limited liability company.

The Company is engaged in three primary lines of business as a securities broker-dealer, which include equity research, investment banking and equity capital markets, primarily for institutional investors. The Company is headquartered in Nashville, Tennessee, with offices in several major cities throughout the United States.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company uses a June 30 fiscal year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

Basis of Accounting

The accompanying financial statement is presented on the accrual basis of accounting, in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the statement of financial condition date. Actual results could differ from those estimates.

Securities Transactions

The Company's trading activities are recorded on a trade date basis. The Company's trading activities are cleared through National Financial Services, LLC.

Marketable securities are valued at market value, and securities not readily marketable (if any) are valued at estimated fair value as determined by management. Marketable securities sold, not yet purchased are reported at the current market value at which the related securities could be purchased on the measurement date. See Note 6 for additional information.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years, or over the term of the lease (if shorter) for leasehold improvements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been provided.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there is no interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

The Company files state income tax returns in the States of Tennessee, California, Kansas, Alabama and Pennsylvania. U.S. state jurisdictions have statutes of limitations that generally range from three to five years.

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred between June 30, 2014 and August 26, 2014, the date the statement of financial condition was available to be issued, for possible recognition or disclosure in the statement of financial condition.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company also has an account with a broker-dealer that is the custodian of the Company's securities and a portion of its cash and is covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's account up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer are also covered through Lloyd's of London. Under this program, cash is covered up to $2,150,000 and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company's policy is periodically to review the credit standing of each counterparty.

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. Accordingly, the Company will incur a loss if the market value of the securities is higher at the purchase date.

NOTE 4 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at June 30, 2014:

Prepaid insurance and medical benefits	$ 73,195
Prepaid licenses and assessments	58,035
Prepaid communications and data	117,619
Prepaid rent	97,540
Deposits	41,181
Miscellaneous other prepaid expenses	15,976
	$ 403,546

NOTE 5 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at June 30, 2014:

Furniture and fixtures	$ 309,316
Technology equipment	817,049
Office equipment	119,138
Leasehold improvements	426,729
	1,672,232
Less accumulated depreciation	(1,530,018)
	$ 142,214

NOTE 6 - FAIR VALUE MEASUREMENTS

The Company classifies its investments based on a hierarchy consisting of: Level 1 (securities valued using quoted prices from active markets for identical assets), Level 2 (securities not traded on an active market but for which observable market inputs are readily available), and Level 3 (securities valued based on significant unobservable inputs). The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

Marketable securities owned and marketable securities sold, not yet purchased: Securities for which quotations are readily available in active markets are valued at the most recent quote in the principal market in which such securities are normally traded, and are classified within Level 1 of the valuation hierarchy. These investments also include securities valued on the basis of information provided by pricing services that employ valuation matrices that may incorporate both broker/dealer-supplied valuations as well as valuation models reflecting such factors as benchmark yields, reported trades, broker/dealer quotes, bid/offer data, and other relevant elements, and are classified within Level 2 of the valuation hierarchy.

No changes in the valuation methodologies have been made since the prior year.

NOTE 6 - FAIR VALUE MEASUREMENTS (CONTINUED)

The following table summarizes financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2014, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1	Level 2	Level 3	Total
Assets:				
Marketable securities				
Municipal bond securities	$ -	$ 566,136	$ -	$ 566,136
Corporate stock-common:				
Technology Services	121,691	-	-	121,691
Transportation	333,510	-	-	333,510
Healthcare	52,803	-	-	52,803
Power & Alternative Energy	12,402	-	-	12,402
Apparel	42,048	-	-	42,048
Total Assets	562,454	566,136	-	1,128,590
Liabilities:				
Marketable securities sold, not yet purchased				
Municipal bond securities	-	(32,025)	-	(32,025)
Corporate stock-common:				
Transportation	(1,293)	-	-	(1,293)
Power & Alternative Energy	(90)	-	-	(90)
Total Liabilities	$ (1,383)	$ (32,025)	$ -	$ (33,408)
	$ 561,071	$ 534,111	$ -	$1,095,182

NOTE 7 - TRANSACTIONS WITH AFFILIATES

As of June 30, 2014, net receivables from related parties totaled $103,307.

NOTE 8 - COMMITMENTS

The Company leases office space in and around Nashville, Tennessee; New York, New York; St. Louis, Missouri; Boston, Massachusetts; Kansas City, Kansas; Chicago, Illinois; Philadelphia, Pennsylvania and Baltimore, Maryland, under non-cancelable operating leases that expire at various times through February 2021. Office space at all other locations is leased on a month-to-month basis. The Company subleases a portion of its Nashville office location and one of its Boston office locations to outside parties under non-cancellable sublease agreements. The Nashville sublease expires in August 2019 and the Boston sublease expires in October 2017.

Certain of the leases provide for escalating rental rates over the lease term and/or a build-out allowance for leasehold improvements made by the Company. Rental expense pertaining to these leases is recognized on the straight-line method over the lease term.

The Company also subscribes to communication and data services and leases office equipment under cancelable contracts that expire over the next four fiscal years.

As of June 30, 2014, aggregate future lease and sublease commitments are as follows:

Year Ending June 30,	Total Lease Commitments	Sublease Commitments	Net Commitment
2015	$ 1,194,378	$ (197,544)	$ 996,834
2016	1,134,049	(200,886)	933,163
2017	1,081,755	(204,375)	877,380
2018	1,053,459	(140,315)	913,144
2019	1,033,361	(110,199)	923,162
Thereafter	1,740,258	(18,470)	1,721,788
Total	$ 7,237,260	$ (871,789)	$ 6,365,471

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at June 30, 2014, and were subsequently settled had no material effect on the financial statements as of that date.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company had regulatory net capital of $3,691,214, which was $3,466,178 in excess of its required net capital of $225,036. The Company's percentage of aggregate indebtedness to net capital ratio was 63%.

NOTE 10 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following as of June 30, 2014:

Accounts payable - trade	$ 124,302
Accounts payable - clearing brokers	40,845
Accrued bonuses and payroll	1,303,778
Accrued rent	660,339
Other accrued expenses	213,210
	$ 2,342,474

NOTE 11 - EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan for the benefit of employees.

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

SEC RULE 15c3-3 EXEMPTION REPORT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

KraftCPAs PLLC
Certified Public Accountants and Consultants

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

SEC RULE 15c3-3 EXEMPTION REPORT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

SEC RULE 15c3-3 EXEMPTION REPORT
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

JUNE 30, 2014

CONTENTS

	PAGE
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE SEC RULE 15c3-3 EXEMPTION REPORT	1
SEC Rule 15c3-3 Exemption Report	

KraftCPAs PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which *(a)* Avondale Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Avondale Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and *(b)* Avondale Partners, LLC stated that Avondale Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Avondale Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avondale Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KraftCPAs PLLC

Nashville, Tennessee
August 26, 2014

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com

AVONDALEPARTNERS

Two American Center
3102 West End Avenue | Suite 1100 | Nashville, TN 37203
Main 615.467.3500 | Fax 615.467.3479 | avondalepartnersllc.com

June 30, 2014

Ms. Susan Barbazon-Wallace
FINRA – District No. 5
1100 Poydras Street
Energy Centre, Suite 850
New Orleans, LA 70163-0802

Re: SEC Rule 15c3-3 Exemption Report

Dear Ms. Wallace:

Pursuant to new requirements with respect to SEA Rule 17a-5, Avondale Partners, LLC claims exemption from Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule ("Introduces Accounts and Does Not Hold Customer Funds or Securities") as of and for the year ended June 30, 2014.

Avondale Partners, LLC met the above-mentioned exemption provisions throughout the year ended June 30, 2014 without exception.

Sincerely,

Joel D. Oertling
V.P. Finance